SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                  For the fiscal year ended December 31, 1996


                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________________ to ________________

                         Commission file number 33-98136
                         -----------------------------

A.   Full title of the plan:  Chelsea GCA 401(K) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Chelsea GCA Realty, Inc.
                             103 Eisenhower Parkway
                               Roseland, NJ 07068
                        -------------------------------

                        Financial Statements and
                         Supplemental Schedules

                     Chelsea GCA 401(k) Savings Plan

                            December 31, 1996

                         Chelsea GCA 401(k) Savings Plan

                 Financial Statements and Supplemental Schedules

                                December 31, 1996

                                    CONTENTS

Report of Independent Auditors.......................................1
Financial Statements
Statements of Net Assets Available for Plan Benefits- with
   Fund Information..................................................2
Statement of Changes in Net Assets Available for Plan
   Benefits-with Fund Information....................................4
Notes to Financial Statements........................................5

Supplemental Schedules

Schedule of Assets Held for Investment..............................10
Schedule of Reportable Transactions.................................11

                         Report of Independent Auditors

Chelsea GCA 401(k) Savings Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for plan benefits- with fund information of Chelsea GCA 401(k) Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits-with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits-with fund information and the statement of changes in net assets available for plan benefits-with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

June 23, 1997

                         Chelsea GCA 401(k) Savings Plan

            Statement of Net Assets Available for Plan Benefits-with
                                Fund Information

                                December 31, 1996

                                FUND INFORMATION
----------------------------------------------------------------------------------------------------------------------------------
                             THE MERRILL LYNCH TRUST
-----------------------------------------------------------------------------------------------------------------------------------
                                             Corporate
                                             Bond Fund                                                  Chelsea
                           BASIC             Investment   Global               Retirement    CMA         GCA      Participant
                           VALUE    Capital   Grade       Allocation   Growth  Preservation  Money       Realty,  Loans
                           FUND     Fund     Portfolio    Fund         Fund    Trust         Fund   Cash Inc.     Receivable  Total
                                                                                                         Common
                                                                                                         Stock
                                    -----------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value $186,735  $47,248   $64,026     $50,015     $371,141  $38,659     $1,679  $774  $40,200  $4,801  $805,278
Employee                      3,856    2,807     2,075       3,238       10,276      306                     1,394            23,952
contributions receivable
                          ---------------------------------------------------------------------------------------------------------
Net assets
available for plan        $190,591  $50,055   $66,101     $53,253     $381,417  $38,965    $1,679  $774   $41,594  $4,801  $829,230
benefits at December 31, 1996
                                    ==============================================================================================

See accompanying notes.

                                     Chelsea GCA 401(k) Savings Plan

                      Statement of Net Assets Available for Plan Benefits-with
                                             Fund Information

                                            December 31, 1995

                                                                      FUND INFORMATION
                               ----------------------------------------------------------------------
                                                               THE ADP/STATE STREET COLLECTIVE TRUST
                               ----------------------------------------------------------------------
                                                                    Standard                 Government
                                                     AGGRESSIVE     & Poor's     Yield       Money         Participant
                                                     EQUITY         500          Plus        Market        Loans
                                                     FUND           Index        Fund        Fund          Receivable       Total
                                                                    Fund
                               ------------------------------------------------------------- --------------------------------------
ASSETS
Investments, at fair value                           $146,208       $123,809     $38,769      $28,939       $872          $338,597
                               ------------------------------------------------------------- --------------------------------------
Net assets available for plan
benefits at                                          $146,208       $123,809     $38,769      $28,939      $872           $338,597
December 31, 1995
                               ============================================================= ======================================

See accompanying notes.

           Chelsea GCA 401(k) Savings Plan Statement of Changes in Net Assets
                            Available for Plan Benefits-with Fund Information

                                         Year ended December 31, 1996

                                                                   FUND INFORMATION
                           ------------------------------------------------------------------------------------------------------
                                                    THE ADP/STATE STREET COLLECTIVE                      The Merrill Lynch Trust
                                                             TRUST
                           ------------------------------------------------------------------------------------------------------
                                                                                          Corporate
                                           Standard             Govern-                   Bond Fund
                               AGGRESSIVE  &           Yield    ment     Basic            Investment Global              Retirement
                               EQUITY      Poor's      Plus     Money    Value   Capital  Grade      Allocation   Growth  Preserva-
                               FUND        500 Index   Fund     Market   Fund    Fund     Portfolio  Fund         Fund    tion
                                           Fund                                                                           Trust
                          --------------------------------------------------------------------------------------------------------
Net assets available for
for plan benefits at January    $ 146,208  $ 123,809  $38,769  $ 28,939
1, 1996

Net assets transferred
from predecessor  (to           (146,208)   (123,809)(38,769)  (28,939)  $123,081         $40,654                $144,921   $29,069
successor) trust

Additions:
Employee contributions                                                     72,374 $48,415  26,124   $53,254       168,239    10,013
Employee contributions                                                      3,856   2,807   2,075     3,238        10,276       306
receivable
Investment income                                                          10,996   3,308   2,726     4,100        26,579     1,768
                                                                          ---------------------------------------------------------
                                                                           87,226  54,530  30,925    60,592       205,094    12,087
Participant withdrawals                                                   (7,857)  (2,851) (2,331)   (5,659)      (15,421)   (1,718)
                                                                         ----------------------------------------------------------
                                                                          (7,857)  (2,851) (2,331)   (5,659)      (15,421)   (1,718)
Net realized and changes
in unrealized
appreciation                                                               6,025      438  (1,313)    (304)        35,930
(depreciation) in fair
value  of investments
Interfund transfers                                                      (17,510)  (2,278) (1,536)                 12,151
Loan                                                                        (374)     216    (298)  (1,376)        (1,258)     (473)
disbursements/proceeds, net
                                -------------------------------------------------------- ------------------------------------------
Net increase (decrease)          -              -         -        -     (11,859)  (1,624) (3,147)  (1,680)        46,823      (473)
                                                 --------------------------------------------------------- -----------------------
Net assets available for
plan benefits at  December     $   -   $       -  $      -       $  -    $190,591  $50,055 $66,101 $53,253      $381,417    $38,965
31, 1996
                              =====================================================================================================

                                                                    Chelsea
                                                  CMA               GCA             Participant
                                                  Money             Realty, Inc.     Loans
                                                  Fund     Cash     Common Stock     Receivable        Total
Net assets available for                                                              $872              $338,597
for plan benefits at  January
1, 1996


Net assets transferred
from predecessor  (to
successor) trust

Additions:
Employee contributions                                              $27,586                              406,005
Employee contributions                                                1,394                               23,952
receivable
Investment income                               $352                  1,522                               51,351
                                               --------             ----------                         -----------
                                                 352                 30,502                              481,308
Participant withdrawals                                                (957)                             (36,794)
                                                                    ----------                        -----------
                                                                       (957)
Net realized and changes
in unrealized
appreciation
(depreciation) in fair
value of investments                                                  5,343                              46,119
Interfund transfers                                1,327    $774      7,072                                 -
Loan disbursements/proceeds, net                                       (366)        3,929                   -
                                                ---------  ------   ---------    ----------             ---------
Net increase (decrease)                           1,327      774     12,049         3,929                46,119
                                                ---------  ------   ---------    ---------              ---------
Net assets available for
plan benefits at December                        $1,679    $ 774     $41,594       $4,801              $829,230
31, 1996
                                              =========== =========  ========   ===========            ===========

                         Chelsea GCA 401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The financial statements of Chelsea GCA 401(k) Savings Plan (the "Plan") are presented on the accrual basis of accounting.

INVESTMENTS

Investments are valued at fair value using share values of the funds as reported by Merrill Lynch on December 31, 1996 and the State Street Bank and Trust Company on December 31, 1995.

Appreciation or depreciation of securities represents the reinvested dividends plus realized gains and the change in fair value during the year.

INCOME TAX STATUS

Effective January 1, 1996, the Plan is a prototype non-standardized plan developed by Merrill Lynch, Pierce, Fenner & Smith, Inc. The Plan's Administrative Committee is in the process of requesting a determination letter from the Internal Revenue Service. Prior to January 1, 1996, the Plan was a prototype plan developed by Automatic Data Processing Federal Credit Union. The Internal Revenue Service had issued a determination letter dated December 5, 1995 to the effect that the Plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the Plan was not subject to tax under
Section 501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan sponsored and administered by Chelsea GCA Realty Partnership, L.P. (the "Partnership") and was established for the purpose of allowing Plan members to make tax-deferred contributions through voluntary payroll withholdings in order to accumulate benefits to be paid upon retirement. The Partnership pays all administrative expenses incurred by the Plan except for a fee of $.25 per share for


                         Chelsea GCA 401(k) Savings Plan
                    Notes to Financial Statements (continued)

2.  DESCRIPTION OF THE PLAN (CONTINUED)

all purchase and sale transactions of Chelsea GCA Realty, Inc. common stock which is paid by the participant.

All employees of the Partnership are eligible to participate in the Plan after completing one year of service and attaining age 21. Employees who elect to enroll in the Plan may elect to have from 1% to 15% of their pre-tax gross pay (for up to a 40 hour work week) contributed to their account each pay period. This deduction may not exceed the maximum amount allowed under the IRC of $9,500 and $9,240 in 1996 and 1995, respectively. Rollover contributions of $76,831 and $100,413 in 1996 and 1995, respectively, were made by participants from other qualified Plans.

Effective January 1, 1996, Merrill Lynch Asset Management, Inc. serves as trustee (the "Trustee") of the Plan. The Trustee has invested the assets of the Plan in funds maintained in pooled separate accounts held by Merrill Lynch Trust. Prior to January 1, 1996, State Street Bank and Trust Company served as trustee (the "Predecessor Trustee") of the Plan. The Predecessor Trustee had invested the assets of the Plan in funds maintained in pooled separate accounts held in the ADP/State Street Collective Trust.

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, disability retirement date or termination date, equal to the amount in their individual account. Participants are always 100% vested in their accounts including the earnings thereon.

Participants are eligible to borrow from their account. The minimum loan is $500. A participant may borrow 50% of his or her account to a maximum of $50,000. The loans must be paid back within five years. The loans bear interest at a rate of 8.73% and 10.75% at December 31, 1996 and 1995, respectively.

Effective January 1, 1996, participants are permitted to invest their contributions in any of the following investment vehicles:

MERRILL LYNCH BASIC VALUE FUND

This fund seeks capital appreciation and, secondarily, income by investing in primarily equity securities that are undervalued and represent basic investment value. Particular emphasis is placed on securities which provide an above average dividend return and sell at a below average price-earnings ratio.

MERRILL LYNCH CAPITAL FUND

The objective of the fund is to achieve the highest total investment return through flexibility of investments in equity, debt or other convertible securities, as well as investing in quality companies.

                         Chelsea GCA 401(k) Savings Plan
                    Notes to Financial Statements (continued)

2. DESCRIPTION OF THE PLAN (CONTINUED)

MERRILL LYNCH CORPORATE BOND FUND INVESTMENT GRADE PORTFOLIO

This fund seeks primarily to attain the highest level of current income by investing in a diversified portfolio of fixed income securities, such as corporate bonds and notes, convertible securities, preferred stocks and government obligations. As a secondary objective, the fund seeks capital appreciation, when consistent with the primary objective.

MERRILL LYNCH GLOBAL ALLOCATION FUND

The fund seeks a high total investment return, consistent with prudent risk, utilizing United States and foreign equity, debt and money market securities. Total investment return is the aggregate of capital value changes and income.

MERRILL LYNCH GROWTH FUND

The investment objectives of the fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of equity securities.

MERRILL LYNCH RETIREMENT PRESERVATION TRUST

This is a fixed income portfolio which invests in guaranteed investment contracts of insurance companies, bank investment contracts, money market instruments and United States Government Agency Securities.

CHELSEA GCA REALTY, INC. COMMON STOCK

Participants are offered the opportunity to invest in the common stock of the Company that they are employed by. The stock is currently traded on the open market.

Prior to the change in trustee at January 1, 1996, participants were permitted to invest their contributions in any of the following four funds:

YIELD PLUS FUND

This is a fixed income portfolio that provides for a rate of interest typically higher than money market funds of United States Treasury notes. This fund invests primarily in guaranteed investment contracts of insurance companies, bank investment contracts and money market investments managed for safety of principal and high current income.

                         Chelsea GCA 401(k) Savings Plan
                    Notes to Financial Statements (continued)

2. DESCRIPTION OF THE PLAN (CONTINUED)

GOVERNMENT MONEY MARKET FUND

This is a high quality pooled money market fund which limits investments to U.S. Treasury and U.S. Government agencies.

STANDARD & POOR'S 500 INDEX FUND

This fund provides returns based on the performance of the stock market as measured by the Standard and Poor's index of 500 major American companies.

AGGRESSIVE EQUITY FUND

This fund seeks to out perform the stock market, as reflected by the Standard & Poor's 500 Index, by selecting a portfolio of common stocks that are characterized by rising earning expectations and good share price relative to other stocks.

While the Partnership hopes and expects to continue the Plan indefinitely, it reserves the right to terminate, amend or modify the Plan at any time.

This is not a complete description of the Plan. For more information on the Plan, see the Summary Plan Description available at the office of the Administrator.

3. INVESTMENTS

As indicated by the Trustee and the Predecessor Trustee, the following investments, exclusive of receivables, as of December 31, 1996 and 1995 represent 5% or more of the Plan's net assets at fair value:

1996
The Merrill Lynch Trust:
Merrill Lynch Basic Value Fund                                    $186,735
Merrill Lynch Capital Fund                                          47,248
Merrill Lynch Corporate Bond Fund Investment Grade Portfolio        64,026
Merrill Lynch Global Allocation Fund                                50,015
Merrill Lynch Growth Fund for Investment & Retirement              371,141
Chelsea GCA Realty, Inc. Common Stock                               40,200

1995
The ADP/State Street Collective Trust:
Aggressive Equity Fund                                             146,208
Standard & Poor's 500 Index Fund                                   123,809
Yield Plus Fund                                                     38,769
Government Money Market Fund                                        28,939


                        Chelsea GCA 401(k) Savings Plan
                   Notes to Financial Statements (continued)

3.  INVESTMENTS (CONTINUED)

The Trustee and Predecessor Trustee have reported units and per unit values, exclusive of receivables, as follows:

                                                                                                     THE MERRILL LYNCH TRUST
                                    -----------------------------------------------------------------------------------------------
                                                 Corporate
                       BASIC                     Bond                  Global
                       VALUE FUND    Capital     Investment            Allocation            Growth
                                     Fund        Grade                    Fund                 Fund
                                                 Portfolio
                   --------------------- --------------------- --------------------- -----------------------
                       UNITS Per     Units  Per     Units    Per     Units   Per          Units     Per
                             Unit           Unit             Unit            Unit                   Unit
                 --------------------- --------------------- --------------------- ------------------------
December 31, 1996   6,096.5 $30.63  1,551.1  $30.46  5,656.0  $11.32  3,482.9  $14.36    15,285.9  $24.28
September 30, 1996  5,906.6  29.12  1,202.0  29.89   4,829.4   11.16  2,825.2  14.78     12,431.0   23.24
June 30, 1996       5,408.4  29.76    880.6  30.72   4,667.6   11.17  1,940.5  14.66     10,959.1   23.04
March 31, 1996      4,432.0  29.74    309.5  30.30   3,679.4   11.32    749.9  14.20      8,082.5   21.07

                                                                       Chelsea GCA
                          Retirement             CMA Money                 Realty,
                          Preservation           Fund                      Inc.
                          Trust                                           Common Stock
                          Units     Per Unit     Units   Per Unit        Units   Per Unit

December 31, 1996        38,654.5  $1.00          1,679     $1.00       1,161   $34.625
September 30, 1996       36,332.5   1.00          1,368      1.00         930    30.625
June 30, 1996            34,573.3   1.00            338      1.00         464     31.75
March 31, 1996           30,660.8   1.00          5,370      1.00           -       -


                                                             THE ADP/STATE STREET COLLECTIVE TRUST

                                         AGGRESSIVE            Standard &                                  Government
                                            EQUITY              Poor's 500                                    Money
                                            FUND                Index Fund           Yield Plus            Market Fund
                                                                                        Fund
                                      UNITS       Per       Units       Per       Units       Per       Units       Per
                                                 Unit                  Unit                  Unit                  Unit
                                    --------------------- --------------------- --------------------- ---------------------
December 31, 1995                   59,823.2  $2.444      59,695.8    $2.074      29,504.6   $1.314      25,208.2  $1.148


4.  PARTIES-IN-INTEREST

During 1996 and 1995, the Plan did not enter into any transactions with parties-in-interest.

                                     Chelsea GCA 401(k) Savings Plan
                                       Assets Held for Investment
                                            December 31, 1996

                                                                      NUMBER
                                                                      OF UNITS/          Cost           Current
     IDENTITY OF ISSUE                                                SHARES             Basis          Value
------------------------------------------------------------------------------------------------------------------------
The Merrill Lynch Trust:
Merrill Lynch Basic Value Fund                                         6,096.5         $180,938         $186,735
Merrill Lynch Capital Fund                                              1551.1           46,786           47,248
Merrill Lynch Corporate Bond Fund
Investment Grade  Portfolio                                            5,656.0           65,099           64,026
Merrill Lynch Global Allocation Fund                                   3,482.9           50,576           50,015
Merrill Lynch Growth Fund for Investment
              & Retirement                                             15,285.9         337,268          371,141
Merrill Lynch Retirement Preservation                                  38,654.5          38,659           38,659
Trust
Merrill Lynch CMA Money Fund                                            1,679.0            1,679            1,679
                                                                                   -----------------   ----------------
                                                                                        721,005          759,503

Cash                                                                                        774              774
Chelsea GCA Realty, Inc. Common Stock                                     1,161          35,032           40,200

Participant loans receivable (interest
rate of 8.73%  maturing through 2001)                                                      4,801            4,801
                                                                                   -------------   -------------------
Total investments                                                                      $761,612         $805,278
                                                                                  ================  =================

                                    Chelsea GCA 401(k) Savings Plan
                                         Reportable Transactions
                                       Year ended December 31, 1996

                                                                                   Fair Value
                                                                                   of
                                                                                   Transaction
                                                         Cost        Purchase      upon               Gain/
 DESCRIPTION OF ASSET                                    Basis       Price         Sale or            (Loss)
                                                                                   Redemption
-------------------------------------------------------------------------------------------------------------
CATEGORY (I)--SINGLE TRANSACTIONS IN EXCESS OF  5% OF
PLAN ASSETS
Merrill Lynch Basic Value Fund (1)                      $123,809      $123,809
Merrill Lynch Corporate Bond
Investment  Grade Fund (1)                                38,769        38,769
Merrill Lynch Growth Fund for Investment                 146,208       146,208
   & Retirement (1)
Merrill Lynch Growth Fund for Investment                  19,228        19,228
   & Retirement (1)
Merrill Lynch Growth Fund for Investment                  17,707        17,707
   & Retirement (1)
Merrill Lynch Growth Fund for Investment                  19,767        19,767
  & Retirement (1)

Merrill Lynch CMA Money Fund (1)                          337,725       337,725
Merrill Lynch CMA Money Fund (1)                          46,605        46,605
Merrill Lynch CMA Money Fund (1)                          29,857        29,857
Merrill Lynch CMA Money Fund (1)                          42,715        42,715
Merrill Lynch CMA Money Fund (1)                          32,951        32,951
Merrill Lynch CMA Money Fund (1)                          31,552        31,552
Merrill Lynch CMA Money Fund (1)                          308,786                    $308,786
Merrill Lynch CMA Money Fund (1)                          28,939                      28,939
Merrill Lynch CMA Money Fund (1)                          43,495                      43,495
Merrill Lynch CMA Money Fund (1)                          27,421                      27,421
Merrill Lynch CMA Money Fund (1)                          26,512                      26,512
Merrill Lynch CMA Money Fund (1)                          37,991                      37,991
Merrill Lynch CMA Money Fund (1)                          31,879                      31,879
Merrill Lynch CMA Money Fund (1)                          18,584                      18,584

                                   Chelsea GCA 401(k) Savings Plan
                                   Reportable Transactions (continued)
                                       Year ended December 31, 1996
                                                                           Fair Value
                                                                            of
                                                                           Transaction
                                                  Cost       Purchase      upon               Gain/
DESCRIPTION OF ASSET                              Basis      Price         Sale or            (Loss)
                                                                           Redemption
------------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF
TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
 Merrill Lynch Basic Value Fund (20)             $207,196    $207,196
 Merrill Lynch Basic Value Fund (20)              26,257                   $ 26,486           $229
 Merrill Lynch Capital Fund (20)                  52,113       52,113
 Merrill Lynch Capital Fund (9)                    5,326                      5,303           (23)
 Merrill Lynch Corporate Bond Fund Investment
  Grade Portfolio (26)                            71,555       71,555
Merrill Lynch Corporate Bond
Fund Investment  Grade Portfolio (15)              6,456                      6,216           (240)
Merrill Lynch Global Allocation Fund (18)         57,524       57,524
Merrill Lynch Global Allocation Fund (12)          6,947                      7,205            258
Merrill Lynch Growth Fund for Investment         353,679      353,679
  & Retirement (24)
Merrill Lynch Growth Fund for Investment          16,411                     18,468          2,057
  & Retirement (15)
Merrill Lynch Retirement Preservation             40,978       40,978
  Trust (238)
Merrill Lynch Retirement Preservation              2,319                      2,319
  Trust (10)
Merrill Lynch CMA Money Fund (53)                596,562      596,562
Merrill Lynch CMA Money Fund (42)                594,883                    594,883
Chelsea GCA Realty, Inc. Common Stock (15)        37,409       37,409
Chelsea GCA Realty, Inc. Common Stock (10)         2,377                      2,357           (20)

Numbers in brackets (  ) represent number of transactions.

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1996.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Chelsea GCA Realty, Inc.
                                        Chelsea GCA 401(K) Savings Plan

Dated: June 30, 1997                    By: /s/ Michael J. Clarke
                                                Michael J. Clarke
                                                Vice President



                         Consent of Independent Auditors


     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-98136) pertaining to the Chelsea GCA 401(k) Savings Plan of our report dated June 23, 1997, with respect to the financial statements of the Chelsea GCA 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


Ernst & Young LLP

New York, NY
June 26, 1997